300 North LaSalle Dr. Chicago, IL 60654-3406 Direct Tel: 312 728 9158 Mobile: 312 927 0860

September 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ruairi James Regan, and Pamela Long

Re:	Cardinal Infrastructure Group, Inc. (f/k/a Civil Infrastructure Group Inc.)
Draft Registration Statement on Form S-1 Submitted August 11, 2025
CIK No. 0002079999

Ladies and Gentlemen:

On behalf of Cardinal Infrastructure Group Inc. (f/k/a Cardinal Infrastructure Group Inc.) (the “Company”), we submit this letter in response to the comment letter received by the Company on September 8, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Draft Registration Statement on Form S-1 previously confidentially submitted by the Company on August 11, 2025 (the “Registration Statement”). Please note that the registrant has changed its name to Cardinal Infrastructure Group Inc.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being confidentially submitted herewith, and all references to page numbers in such responses are to page numbers in Amendment No. 1

Use of Proceeds, page 53

1.	We note disclosure in the third paragraph that Cardinal will use net proceeds to repay borrowings under the Existing Credit Facility and the Equipment Facility, as well as disclosure in the fifth paragraph that if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, Cardinal intends to use such additional net proceeds for general corporate purposes, which may include “funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.” Please revise to provide the interest rate and maturity of the Existing Credit Facility, the Equipment Facility and any other debt that Cardinal may repay with any offering proceeds, and to the extent that such facilities or other debt were incurred within one year, please describe the use of the proceeds of such debt. Refer to Instruction 4 of Item 504 of Regulation S-K. Please also reconcile disclosure in the fifth paragraph that you intend to contribute all of the additional net proceeds from the exercise of the over-allotment option to Cardinal in exchange for an additional LLC Units with the statement in the second paragraph that you will use proceeds from the exercise of the over-allotment option to purchase LLC Units from the Continuing Equity Holders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 53 of Amendment No. 1.

Brussels     Chicago    Dallas    Frankfurt     Hamburg     Houston     London     Los Angeles
Milan     Munich     New York     Palo Alto     Paris     Rome     San Francisco    Washington

September 15, 2025

2.	Please reconcile your disclosure in this section and on page 13 in the summary that you intend to purchase newly issued LLC Units directly from Civil Infrastructure with your disclosure elsewhere in the prospectus that you will purchase such LLC interests from Cardinal.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 53 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 58

3.	We refer you to your disclosure on page F-27. It appears that the Class B and Class C Units have a contingent right to require redemption, and that as of December 31, 2024, the probable condition of a change in control has not been met. Please clarify for us if this condition will be met as part of the reorganization transactions or the offering, and how you made your determination. To the extent this condition will be met as part of the reorganization transactions or the offering, please tell us what consideration you gave to reflecting the impact, if any, in your pro forma financial information. Reference is made to Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-27 of Amendment No. 1. to clarify this right is contingent upon a “dissolution” of the Company, which condition will not be met as part of the reorganization transactions or the offering.

4.	Please revise your pro forma financial information to disaggregate your adjustments column into a separate column reflecting the reorganization and a separate column reflecting the offering. Reference is made to Rule 11-02(b)(4)(i) of Regulation S-X. This comment also applies to your capitalization table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55 and 62-65 of Amendment No. 1.

Management’s Discussion & Analysis, page 69

5.	We note your disclosure regarding your robust backlog of approximately $846.0 million at December 31, 2024 compared to a backlog of approximately $520.0 million for the year ended December 31, 2023. We also note your disclosure that as of June 30, 2025, your backlog was approximately $968.0 million. Please revise to explain the significant increases in your revenue backlog, and provide additional information where material to understanding backlog. For example, disclose the proportions of backlog which are attributable to signed private contracts, low bidder on public sector contracts and verbal and other commitments. Similarly, provide the proportions which are derived from fixed-unit price contracts and lump sum contracts. We further note your disclosure that the contracts in backlog are typically completed in six to 36 months. Please discuss management’s expectations regarding when the disclosed backlog will convert to revenue including the dollar amount expected to be filled within the current year. Finally, please reconcile your disclosure regarding backlog from verbal and other commitments with your disclosure on page 23 that it is generally very difficult to predict whether and when new contracts will be offered for tender, as our contracts frequently involve a lengthy and complex design and bidding process.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72-75 of Amendment No. 1 to provide additional detail regarding the composition, estimated timing for completion and revenue recognition, and nature of our backlog, as well as to provide estimates regarding when such backlog is expected to convert to revenue. The Company has further clarified that, in contrast to the inherent uncertainty in the availability and timing of new bid opportunities and the award of new contracts noted in the risk factor disclosure on page 23, backlog reflects contracts and commitments that have already been awarded or verbally committed by customers with whom we have a demonstrated history of successful conversion to executed contracts. While backlog represents our estimate of future billings on these awarded or committed projects, it is not a guarantee of future revenue or profit, and Company has further revised the disclosure to show how backlog has been in the past and may be in the future reduced by factors such as changes in project scope or schedules, weather-related or customer-driven delays, and contract terminations.

September 15, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

6.	We note your disclosure that you generally are required to provide various types of surety and payment bond for certain contracts. Please tell us what consideration you gave to disclosing quantitative information about your obligations related to these bonds. Reference is made to Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of Amendment No. 1 to describe that surety and payments bonds are generally only required for public sector contracts and that a relatively small amount of the Company’s revenue (3%) is derived from such contracts.

Non-GAAP Financial Measure, page 72

7.	We note your presentation of Gross Profit, which you identify as a non-GAAP measure. Please revise to reconcile gross profit to the most directly comparable GAAP measure. Please refer to Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages iii, 2, 20, 71, 75-77 and 79 of Amendment No. 1. We note that the Company has added Adjusted Gross Profit and Adjusted Gross Profit Margin and has provided reconciliations to the most directly comparable GAAP measures for each of these.

Results of Operations, page 73

8.	We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that the increase in revenues was primarily driven by a combination of organic growth in your existing markets and new markets along with acquisitions made in 2023 and prior years. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 77-80 of Amendment No. 1 to separately quantify each factor where there are multiple factors impacting the Company’s operating results and such factors are quantifiable.

9.	You state the increase in net interest expense was primarily driven by higher debt resulting from the acquisition of Purcell in 2024. Additionally, you state increase in other expenses was driven by refinancing costs and transaction costs related to your acquisitions of Monroe Roadways, Inc. and Purcell Construction, Inc. incurred in 2024. Based on disclosures elsewhere in your filing, it appears the acquisition of Purcell occurred in 2025 and the acquisition of Monroe Roadways occurred in 2023. Please revise, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71, 78 and 80 of Amendment No. 1.

Credit Facilities, Debt and Other Capital, page 75

10.	Please describe clearly the material terms of your finance lease obligations referenced in the pro-forma balance sheet on page 62 and in Cardinal’s audited financial statements. Also, file each of the agreements governing your material indebtedness including your October 21, 2024 agreement as exhibits.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of Amendment No. 1 to describe the material terms of the Company’s finance lease obligations. The Company will file each of its material debt agreements as an exhibit to a future amendment of the registration statement.

September 15, 2025

Business, page 81

11.	Please expand your disclosure regarding your markets and customers to describe clearly your revenue-generating activities including key projects in which you are currently engaged and the status of development efforts for such projects. Also, describe the extent to which your business is or may be seasonal. Refer to Item 101(c)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 97 of Amendment No. 1.

12.	We note your disclosure in your risk factors and elsewhere regarding third party suppliers to provide substantially all of the materials (including aggregates, cement, asphalt, concrete, steel, oil and fuel) for your contracts and third party subcontractors to perform some of the work on many of your projects. Please describe your arrangements with suppliers and subcontractors. Also, please file material contracts with suppliers or contractors as exhibits to your registration statement pursuant to Item 601(b)(10) of regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of Amendment No. 1 to further describe its arrangements with suppliers and subcontractors. The Company does not believe any of its agreements with such suppliers or contractors are material to the Company under Item 601(b)(10). Furthermore, the Company does not believe that it is substantially dependent on the agreements with any of these parties. The Company has not entered into supply or other continuing agreements dictating the terms of the Company’s relationship with these parties. Rather, the Company purchases various supplies or contracts with contractors on a case-by-case basis under separate, standalone purchase or work orders. Thus, the Company is not committed to supply or contracting agreements with any of its suppliers or contractors for a material amount of time. Additionally, for all material components, the Company believes that alternative suppliers or contractors are available and could be engaged in a reasonable period of time and at a reasonable replacement cost if necessary.

13.	Please clarify the types and terms of contracts you use. We note disclosure on page 86 regarding fixed unit price contracts under which you would provide the resources required to complete a contract for a fixed price as well as emergency contracts arranged on a “cost-plus basis.” We also note disclosure on page 21 referring to fixed unit price and “lump sum” contracts and on page F-22 regarding “time and material” billed contracts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22, 95 and F-22 of Amendment No. 1.

Properties, page 89

14.	Please expand your disclosure in this section to provide, if material, a general description and location of the properties you own and lease and describe briefly how held. Refer to Item 102 of Regulation S-K. We note your disclosure in footnote 7 on page F-24.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of Amendment No. 1.

September 15, 2025

Certain Relationships and Related Party Transactions, page 106

15.	Please revise your description of related party transactions with Envision, Wellfield and Park to clarify the nature of Mr. Spivey’s position or relationship with or ownership of these entities. Please see Item 404(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of Amendment No. 1.

16.	We note your disclosure on page 106 that the following are summaries of certain provisions of our agreements with related persons and are qualified in their entirety by reference to all the provisions of such agreements. Note that information in the prospectus may not be qualified by information outside of the prospectus other than as stated in Rule 411(a). Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of Amendment No. 1.

17.	Please identify which Continuing Equity Holders are the related parties that are party to each of the Exchange Agreement, the Cardinal Operating Agreement, Tax Receivable Agreement and the Registration Rights Agreement. Refer to Item 404(a)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 115 of Amendment No. 1.

Cardinal Operating Agreement, page 107

18.	In the second paragraph on page 108, please clarify whether the non-pro rata payments that you intend to cause Cardinal to make to reimburse you for your corporate and overhead expenses include an amount in respect of your payments under the Tax Receivable Agreement. If not, please clarify whether distributions from Cardinal with respect to payments you are required to make under the Tax Receivable Agreement will be pro rata among all of the holders of LLC Units such that the Continuing Equity Holders will receive both pro rata Tax Receivable Agreement distributions from Cardinal and payments from you under the Tax Receivable Agreement.

Response: The Company acknowledges the Staff’s comment and confirms that to the extent Cardinal has available cash, it will make pro rata distributions to all LLC Unit holders, including the public parent, in an amount at least sufficient to allow the public parent to pay its taxes and make payments under the Tax Receivable Agreement.  The corporate and overhead expenses for which the public parent may be reimbursed on a non-pro rata basis do not include payments under the Tax Receivable Agreement. Furthermore, the pro rata distributions to the LLC Unit holders (other than public parent) to allow the public parent to make payments under the Tax Receivable Agreement are in addition to the right of such LLC Unit holders to receive payments under the Tax Receivable Agreement. The Company has revised the disclosure on page 116 of Amendment No. 1 to clarify these points.

Index to Financial Statements, page F-1

19.	In your subsequent events disclosure on page F-30, you disclose that you acquired Purcell Companies and a turn-key site work contracting business during 2025. Please tell us if you determined such acquisitions are significant under Rule 3-05. Please provide your significance calculations within your response.

Response: The Company acknowledges the Staff’s comment and confirms that it has considered the requirements of Rule 3-05 of Regulation S-X, Article 11 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined it is not required to include audited financial statements of, and pro forma financial information relating to, the acquisitions of Purcell Construction, Inc. (“Purcell”) or Page and Associates, Inc. and MJS & GCP, LLC (collectively, “Page”). The Company compared (i) the total assets of Purcell and Page, individually and in the aggregate, compared to the Company’s total consolidated assets (the “Asset Test”); (ii) the amount of the Company’s investment in Purcell and Page, individually and in the aggregate, compared to the Company’s consolidated total assets (the “Investment Test”); and (iii) the revenue of Purcell and Page, individually and in the aggregate, compared to the Company’s consolidated revenue (the “Income Test”)1, in each case, based on a comparison between the Company’s most recent consolidated annual audited financial statements and the most recent annual financial statements of Purcell and Page, respectively.   The Company determined that its acquisitions of Purcell and Page did not meet the significance thresholds to be considered significant acquisitions, individually and in the aggregate, pursuant to Rule 1-02(w) of Regulation S-X as none of the tests exceeded the 20% significance threshold as noted in the table below, individually and in the aggregate for the unrelated businesses.

[1]	For the Income Test, the Company notes that while it requires the calculation of both the income and revenue components, it was not necessary to further consider the income component as the revenue component for each of the acquired businesses was the lower result of the two components of the Income Test. Each of the entities were acquired by non-wholly owned subsidiaries of the Company that owned approximately 80% of the acquiror.

September 15, 2025

The percentages in the table below were calculated as follows (the dollar amounts below are in U.S. dollars in millions and based on U.S. GAAP audited financial statements of the Company and the most recent financial statements of Purcell and Page, individually and in the aggregate):

Asset Test	Total assets of Purcell as of December 31, 2024 Total assets of Page as of December 31, 2024 Aggregate assets of Purcell and Page as of December 31, 2024	$6.38 $7.5 $13.9	4.5% 5.4% 9.9%
	Consolidated total assets of the Company as of December 31, 2024	$140.3
Investment Test	Total investment in Purcell on acquisition date	$15.7	11.2%
	Total investment in Page on acquisition date Aggregate investment in Purcell and Page on each respective acquisition date	$10.0 $25.7	7.2% 18.4%
	Consolidated total assets of the Company as of December 31, 2024	$140.3
Income Test (revenue component)	Revenue of Purcell for the year ended December 31, 2024 Revenue of Page for the year ended December 31, 2024 Aggregate revenue of Purcell and Page for the year ended December 31, 2024	$31.4 $8.3 $39.6	9.9% 2.6% 12.6%
	Consolidated revenue for the Company for the year ended December 31, 2024	$315.2

September 15, 2025

Accordingly, the Company has not included additional financial statements or pro forma financial information reflecting the acquisitions in Amendment No. 1.

Notes to the Consolidated Financial Statements

14. VIE

Unconsolidated VIE’s, page F-29

20.	We note your reference on page F-29 to the inclusion of a table that summarizes select information related to variable interests in entities for which the Company is not the primary beneficiary as of December 31, 2024 and 2023. Such table was not included in the filing. Please revise to include the table, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-29 of Amendment No. 1 to include, within the respective financial statements, the table summarizing select information related to variable interests in entities for which the Company is not the primary beneficiary as of December 31, 2024 and 2023.

21.	Please revise to include disclosure of your maximum exposure to loss as a result of your involvement with your unconsolidated VIEs, including how the maximum exposure is determined and the significant sources of your exposure to the VIE as required by ASC 810-10-50-4b, or tell us how you determined such disclosure is not required.

Response: The Company acknowledges the Staff’s comment and has revised the footnote disclosure on page F-29 of Amendment No. 1. The additional disclosure describes the Company’s maximum exposure to loss as a result of its involvement with unconsolidated VIEs, how that maximum exposure is determined, and the significant source of the exposure, consistent with the requirements of ASC 810-10-50-4b.

Signatures, page II-5

22.	The signatures should identify each capacity in which the offering statement is being signed including the principal accounting officer and a majority of your board of directors. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the signatures on page II-5 of Amendment No. 1.

Exhibits

23.	We note your former auditor refers to Item 11 of Form S-1 within exhibit 16.1; however, we are unable to locate a section labeled Item 11 within your filing. Please have your former auditor revise their letter to refer to the section “Changes in Independent Registered Public Accounting Firm” or advise.

Response: The Company acknowledges the Staff’s comment and the letter has been revised and refiled as exhibit 16.1.

September 15, 2025

24.	We note your disclosure on page 107 that the form of Exchange Agreement is filed as an exhibit to the registration statement; however, that exhibit does not appear to be included in the exhibit index on page II-3. Please revise.

Response: The Company acknowledges the Staff’s comment and will file the form of the Exchange Agreement as an exhibit to a future amendment of the registration statement.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. The Company notes that no such communications have been presented to potential investors as of the date of the filing of Amendment No. 1.

We would like to express our appreciation in advance for your prompt attention to Amendment No. 1 and are available to discuss any of the Company's responses with you at your earliest convenience. If you have any questions regarding the foregoing responses or the Amendment No. 1, please do not hesitate to contact me by direct telephone at 312-728-9158.

Very truly yours,

/s/ Edward S. Best
Edward S. Best

Enclosure

cc:	Jeremy Spivey, Chief Executive Officer Cardinal Infrastructure Group Inc.

Mike Rowe, Chief Financial Officer, Cardinal Infrastructure Group Inc.

Tiffany Gidley, General Counsel, Cardinal Infrastructure Group Inc.